United States securities and exchange commission logo





                             March 15, 2021

       Jason Gardner
       Chief Executive Officer
       Marqeta, Inc.
       180 Grand Avenue, 6th Floor
       Oakland, CA 94612

                                                        Re: Marqeta, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2021
                                                            CIK No. 0001522540

       Dear Mr. Gardner:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS on Form S-1 submitted February 16, 2021

       Prospectus Summary
       Overview, page 1

   1. You reference other businesses here and in a graphic on page 69, including DoorDash,
                                                        Instacart, Affirm,
Uber, Expensify, J.P. Morgan and others. Please revise to clarify whether these
businesses are your customers. To the extent these businesses are your customers, tell us the
significance of these customers to the company and the criteria used to select these
customers for use in your prospectus.
   2. Please disclose the dollar-based net retention rate for the year ended December 31, 2019.
                                                        Also, please disclose
the change in net loss to provide balanced disclosure to the year-
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         over-year growth discussion.
Emerging Growth Company, page 10

3. You disclose that you are an emerging growth company and describe certain exemptions from various public reporting requirements that EGCs may utilize. Please revise to clarify which of these exemptions you will utilize.
Risk Factors
Our amended and restated bylaws will designate..., page 53

4. You disclose here that the U.S. District Court for the District of Delaware shall be the sole and exclusive forum for resolving claims arising under the Securities Act and note potential enforceability concerns with this provision. Please revise to clarify that the potential enforceability concerns arise from the fact that Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metric and Non-GAAP Financial Measures, page 72

5. We note on page 74, and elsewhere, when discussing your components of results of operations, you disclose that increases in revenues and associated costs are a result of changes in various transaction based metrics, such as transaction volume on your platform, total transaction volume, gross transaction volume, customers' transaction volume or card transaction value. We also note your disclosure on page 6 that you have
         "processed approximately 1.6 billion transactions on our Platform." In order to provide adequate context for an investor to understand the metrics presented, please revise to:

                define these terms and discuss how each are calculated (i.e., based on dollar value or number of transactions);

                clarify how these metrics relate to each other; and

                ensure that your use of the metrics is consistently presented throughout the filing.

         For further guidance refer to SEC Release No. 33-10751.
6. Besides Total Processing Volume, please describe for us the other metrics you use to monitor and manage your platform business. Furthermore, if other "transaction volume"
         metrics are used by management to manage the business, and promote an understanding
         of the company   s operating performance, they should be identified as
key performance
         indicators and discussed pursuant to Item 303(a) of Regulation S-K and
Section III.B.1 of
         SEC Release No. 33-8350. Please tell us your consideration of disclosing metrics, or other key performance indicators used.
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7. Please accompany your presentations of Adjusted EBITDA margin with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to
         Item 10(e)1(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release No.
         33-8176.
Components of Results of Operations, page 74

8. In regard to your interchange fees, please disclose whether there have been changes in the variables used to calculate the fee, either in the percentage used or fixed amount applied. Furthermore, please disclose and quantify the average interchange fee applied on card transactions you process for your customers for the period(s) presented.
Results of Operations, page 76

9. Once comparative periods are presented, please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to revenues, for example, please clarify the amount of revenues generated from interchange fees versus processing and other fees and identify the factors that drove growth in interchange fees and processing and other fees and provide corresponding quantification of each factor or offset. Refer to Item
         303(a)(3)(iii) of Regulation S-K.
10. Furthermore, we note that you generate a substantial percentage of your revenues from
         Square, Inc., and Instacart. For each period presented, please disclose the number of transactions processed and the average interchange fee applied for both Square Inc. and
         Instacart, or any other significant customer.
11. In regard to your revenue share payments, please clarify and quantify the amount of the revenue share that was netted against platform service revenues for the period(s)
         presented.
12. In regard to Cost of Revenues, please identify, discuss and quantify costs related to card networks, issuing banks, and card fulfillment. For instance, when discussing card network costs, please quantify any changes in the "specified percentages of the gross transaction processing volume or in fixed amounts per transaction routed through the respective card network."
Critical Accounting Policies and Estimates
Share-Based Compensation, page 86

13. We note you utilized the market and income approaches to arrive at fair value of your common stock. Please discuss how you weighted each approach used in your valuation and what factors you considered in determining these weightings. Please also include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public, these estimates will not be necessary since the fair value will be the trading value.
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Business
Our Relationships with Issuing Banks and Card Networks, page 104

14. You disclose that one Issuing Bank, Sutton Bank, settled approximately 97% and 96% of your total processing volume for the fiscal years ended December 31, 2019 and 2020, respectively. Please revise here or elsewhere to describe the material terms of your material agreements with Sutton Bank. Additionally, please file any material agreements with Sutton Bank as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.
15. You disclose that your business relies on your relationships with Card Networks, and note that Card Networks include Visa, Mastercard and Discover Network. Please revise here or elsewhere to summarize the material terms of your material agreements with any Card
         Network with whom you have a material relationship.
Our Customers, page 104

16. We note that Square and Instacart accounted for a significant percentage of your revenue for the fiscal years ended December 31, 2019 and 2020. We also note that you describe some of the terms of your agreements with these customers in a risk factor on page 23.
         Please summarize the material terms of your agreements with Square and Instacart.
17. We also note that your growth strategy calls for the onboarding of new customers. In order to provide context to this disclosure, please disclose your total number of customers for each period provided in your financial statements.
Certain Relationships and Related Party Transactions, page 128

18.      Please file the investor rights agreement as an exhibit.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

19. Please tell us your consideration of separately disclosing the total cumulative effect of the adoption of ASC 606 on your retained earnings as of the initial date of adoption. Refer to ASC 250-10-50-1.
20. Please disclose the general or standard term (i.e., contractual length) of your platform services contracts and renewal terms. Also, clarify the typical length of the contract with card network processors and card-issuing financial institutions.
21. We note you have determined that your transaction-based revenue represents a single performance obligation, which include a number of services you have identified in these arrangements. Accordingly, please provide us your analysis regarding how you determined that all services in these arrangements should be combined. Reference ASC
         606-10-25-19 through 22.
22. Your disclosure indicates that the interchange fees collected are recognized as revenue on
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         a gross basis as the company is the principal and primarily responsible for the delivery of the services to customers. Please describe the services provided by each party involved in the payment processing transaction and tell us how you determined you control each service before it is transferred to the customer. Please also address your disclosure on page 27 that you rely on third parties with whom you have contractual relationships that you do not control. Reference ASC 606-10-55-36 through 40.
23. We note that you generate revenue from revenue sharing arrangements in which you do not receive a distinct good or service, but use to incentivize customers. Please provide more detailed disclosures of the terms of these arrangements, including the revenue sharing rates and specified volume tiers for transaction volumes.
Note 9. Redeemable Convertible Preferred Stock, page F-24

24. Please disclose how you determined the initial carrying values of your Redeemable
         Convertible Preferred Stock and explain the reasons why it is not probable that the instruments will become redeemable, making subsequent adjustments to the amount presented in temporary equity unnecessary. See SAB Topic 3.C and paragraph 24 of ASC
         480-10-S99-3A.
Note 11. Stock Incentive Plan, page F-27

25. We note that that the fair value of your common stock is a key input to the determination of the fair value of your stock options. Please disclose the fair value of your common stock used in the determination of the fair value of your stock options for the period(s)
         presented.
26. Please provide us with a breakdown of all stock-based compensation awards granted in fiscal 2020, and through the date of your response, including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
Note 17. Subsequent Events, page F-35

27. We note certain economic interest holders acquired outstanding common stock from current or former employees for a purchase price greater than the
company   s estimated
         fair value at the time of the transactions. Please explain to us why the purchasers were willing to pay a price in excess of fair value. Tell us if the purchasers had reasonable knowledge of the relevant facts concerning the company's operations and financial condition. Also, tell us why you do not consider the values established in these transactions to be fair value.
28. Regarding your stock based compensation that is subject to both service and liquidity vesting conditions, with a view towards footnote and MD&A disclosure please tell us if
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March 15, 2021
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      the vesting conditions will be met upon your IPO. If so, disclose the amount of compensation that will be recorded.
29. Disclose the fair value of the warrant issued to a customer to purchase up to 750,000
      shares of the company   s common stock.
General

30. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameJason Gardner
                                                             Division of
Corporation Finance
Comapany NameMarqeta, Inc.
                                                             Office of
Technology
March 15, 2021 Page 6
cc:       Mitzi Chang, Esq.
FirstName LastName